UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 30, 2009

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ILLINOIS TOOL WORKS INC.

(Exact name of registrant as specified in its charter)

Delaware	1-4797	36-1258310
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

3600 West Lake Avenue, Glenview, IL	60026-1215
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events

As of January 30, 2009, the Compensation Committee of our Board of Directors approved the form of stock option awards, restricted stock unit awards and qualifying restricted stock unit awards to be used in connection with annual award grants pursuant to the Illinois Tool Works 2006 Stock Incentive Plan.

The form of stock option grant was amended to define retirement as termination of employment after attaining age 62 and 10 years of service or age 65 with 5 years of service, and to limit vesting for grants made within a year of retirement. Only 25% of options granted within a year of retirement will become vested, and options granted more than a year before retirement will fully vest. Prior to the amendment, all outstanding options fully vested upon retirement. If employment terminates due to death or disability, options become fully vested.

The form of restricted stock unit, or RSU, provides for full "cliff" vesting three years from the date of grant, and upon vesting, the holder will receive one share of common stock of the Company for each vested RSU. 25% of RSUs granted within a year of retirement (defined the same as under stock option grants described above) will become vested, and those granted more than a year before retirement will fully vest upon retirement. If employment terminates due to death or disability, the RSUs will become fully vested.

The form of qualifying restricted stock unit, or QRSU, provides for full "cliff" vesting three years from the date of grant if the Compensation Committee certifies that the performance goals set with respect to the QRSU are met. Upon vesting, the holder will receive one share of common stock of the Company for each vested QRSU. Provided that the Compensation Committee certifies that the performance goals for the QRSU are met, 25% QRSUs granted within a year of retirement (defined the same as under stock option grants described above) will become vested, and those granted more than a year before retirement will fully vest upon retirement. If employment terminates due to death or disability, the QRSUs will become fully vested if the Compensation Committee determines that the QRSU performance goals are met.

The forms of stock option, RSU and QRSU awards are included as exhibits to this report.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

Exhibit Number	Exhibit Description
99.1	Terms of Option Grant Pursuant to the Illinois Tool Works 2006 Stock Incentive Plan
99.2	Terms of Restricted Stock Unit Grant Pursuant to the Illinois Tool Works 2006 Stock Incentive Plan
99.3	Terms of Qualifying Restricted Stock Unit Grant Pursuant to the Illinois Tool Works 2006 Stock Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: <u>February 5, 2009</u>   By: <u>/s/ James H. Wooten, Jr.</u>
                                    James H. Wooten, Jr.
                                    Senior Vice President, General Counsel & Secretary